Exhibit 99.1

Kenon’s Subsidiary OPC Energy Ltd. Announces Receipt of Building Permit for Hadera 2 Project

Singapore, May 21, 2026. Kenon Holdings Ltd.’s (NYSE: KEN, TASE: KEN) (“Kenon”) subsidiary OPC Energy Ltd. (“OPC”) has announced that OPC’s project company Hadera 2 (“Hadera 2”) has been granted a building permit for the Hadera 2 project, a plan for the construction of an 850 MW natural gas-fired power plant on land adjacent to OPC’s Hadera power plant, following the payment of required levies.  OPC further announced that it is working to complete all the required actions, agreements, and conditions necessary for the financial closing of the Hadera 2 project.

For further information on the Hadera 2 project, see Kenon’s Reports on Form 6-K furnished to the U.S. Securities and Exchange Commission on May 20, 2026, March 2, 2026, November 19, 2025 and August 11, 2025.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “estimate,” “intend,” “plan,” “believe,” “likely to” or “should,” or other similar expressions. These statements include statements about the Hadera 2 project, OPC working to complete all actions, agreements, and conditions necessary for the financial closing of the project and other non-historical statements. These forward-looking statements are based on current expectations or beliefs and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties which could cause the actual results to differ materially from those indicated in such forward-looking statements. Such risks include risks relating to the Hadera 2 project including whether the project proceeds and, if it does proceed, the terms, cost and timing of the project, and other risks, including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law, Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.